MANCHESTER TECHNOLOGIES, INC.
                              50 Marcus Boulevard
                           Hauppauge, New York 11788

                                  July 6, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re: Manchester Technologies, Inc. Form 10-K for the fiscal year ended July 31, 2004 and Forms 10-Q for the fiscal quarters ended October 31, 2004 and January 31, 2005 (File No. 000-21695)

Ladies and Gentlemen:

     We have received a copy of your letter dated June 27, 2005 (the "Staff Letter") conveying the comments of the staff of the Securities and Exchange Commission (the "Commission") on the above-referenced periodic reports. The following sets forth the Staff comments and the response of Manchester Technologies, Inc. ("Manchester", the "Company" or "we") with respect to each of the items.

Form 10-K
---------

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

1. We note your response to our previous comment no. 2 where you indicate that the periods "affected" by discontinued operations began in the period in which the Company committed to dispose of its IT Business and accordingly, classified the related assets and liabilities as held for sale. Similar to the requirements of paragraph 43 of SFAS 144 to present the results of operations of the discontinued component of the entity as discontinued operations for current and prior periods, if the Company chooses to present the cash flows from discontinued operations separately in fiscal 2004, then such presentations must be made consistently in all periods for which there are significant cash flows from discontinued operations. This includes all prior periods as well as any subsequent periods that may be affected.

     Footnote 10 of SFAS 95 "Statement of Cash Flows" states "Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required. An enterprise that nevertheless chooses to report separately operating cash flows of discontinued operations shall do so consistently for all periods affected, which may include periods long after sale or liquidation of the operation." Footnote 10 of SFAS 95 provides a company the choice to reflect discontinued operations or not in its statement of cash flows. As discussed with the Commission on June 27, 2005, the Company has decided to exclude separate disclosure of cash flows pertaining to discontinued operations related to the disposal of the IT Business. Therefore, the Company will file an amended Form 10-K for the fiscal year ended July 31, 2004 and amended Form 10-Q's for the periods ended April 30, 2004, October 31, 2004, January 31, 2005 and April 30, 2005 reflecting the Company's decision to exclude separate cash flows pertaining to discontinued operations. As a result, the statements of cash flows for all periods will be consistently presented.

2. Also, as we previously indicated, your disclosure of cash flows from operating activities should show all components of operating cash flow related to discontinued operations rather than showing just "net cash from discontinued operations" as you have done. Operating cash flows related to discontinued operations may not be combined or netted, if material. Please explain or revise accordingly.

     As discussed in the response to Question No. 1 above, we are no longer presenting cash flows from discontinuing operations in the statements of cash flows.

     If you have any questions regarding our responses, please contact the undersigned.

                                Very truly yours,



                                /s/ Seth Collins
                                ------------------
                                Seth Collins
                                President, Manchester Technologies, Inc.

cc:     Craig Wilson
        Patrick Gilmore
        Kathleen Collins
             Securities and Exchange Commission
        Alan Pearce, Esq.
             Bryan Cave LLP
        Barry R. Steinberg
             Manchester Technologies, Inc.